Exhibit 21.1

Name of Subsidiary	Jurisdiction
Tigo Energy MergeCo, Inc.	Delaware
Tigo Energy Israel Ltd	Israel
Tigo Energy Italy SRL	Italy
Tigo Energy Systems Trading Suzhou	China
Tigo Energy Australia Pty Ltd	Australia
Foresight Energy Ltd	Israel